Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of August 30, 2019, by and between NANO DIMENSION LTD, a corporation formed under the laws of the State of Israel (the “Company”), and each buyer identified in the signature pages hereto (each, a “Buyer” and collectively, the “Buyers”).

WHEREAS:

A. The Company and the Buyers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”) and Rule 506(b) promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act;

B. Buyers desire to purchase from the Company, and the Company desires to issue and sell to the Buyers, upon the terms and conditions set forth in this Agreement, Convertible Promissory Notes of the Company, in the aggregate principal amount of $7,000,026 (together with any note(s) issued in replacement thereof or as a dividend thereon or otherwise with respect thereto in accordance with the terms thereof), convertible into American Depositary Shares of the Company (“ADSs”) each representing five (5) ordinary shares, par value NIS 0.10 per share, of the Company (“Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in the Notes;

C. Each Buyer wishes to purchase, upon the terms and conditions stated in this Agreement, such principal amount of the First Tranche Notes, Second Tranche Notes and Third Tranche Notes as is set forth on such Buyer’s signature page hereto;

D. Each Buyer further wishes to purchase, upon the terms and conditions stated in this Agreement, a First Tranche Warrant, Second Tranche Warrant and Third Tranche Warrant to purchase ADSs as set forth herein (collectively, the “Warrant ADSs”); and

E. In order to provide for registration of the public resale under the 1933 Act of the Conversion ADSs (as defined below) and the Warrant ADSs, the Company and the Buyers are concurrently with the execution of this Agreement executing a Registration Rights Agreement, in the form attached hereto as Exhibit C (the “Registration Rights Agreement”).

NOW THEREFORE, in consideration of the foregoing and of the agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Buyers hereby agree as follows:

1. Purchase and Sale.

a. Certain Defined Terms. As used herein, the following capitalized terms have the following meanings:

i. “Closing Dates” means, collectively, the First Tranche Closing Date, Second Tranche Closing Date and Third Tranche Closing Date.

ii. “Effectiveness Floor Price” means $0.174.

iii. “Escrow Agent” means Continental Stock Transfer & Trust Company.

iv. “Escrow Agreement” means the escrow agreement entered into prior to the date hereof, by and among the Company, the Escrow Agent and the Placement Agent, pursuant to which the Buyers shall deposit the Purchase Price with respect to each Closing with the Escrow Agent to be applied to the purchase of the Notes and Warrants at such Closing.

v. “First Tranche Closing Date” means the trading day on which all of the applicable Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Buyers’ obligations to pay the First Tranche Note Amount and (ii) the Company’s obligations to deliver the First Tranche Notes and the First Tranche Warrants, in each case, have been satisfied or waived, but in no event later than the second (2nd) trading day following the date hereof.

vi. “First Tranche Conversion Price” means the lower of (a) $0.29; (b) the Second Tranche Conversion Price; (c) the Third Tranche Conversion Price; and (d) a price equal to 90% of the trailing fifteen (15) day volume weighted average price of the Company’s ADSs as of the date when the registration statement registering the ADSs underlying the First Tranche Notes and First Tranche Warrants is declared effective by the SEC; provided, however, that in no event shall the First Tranche Conversion Price be reset to less than (1) the First Tranche Floor Price with respect to clauses (b) and (c) above and (2) the Effectiveness Floor Price with respect to clause (d) above.

vii. “First Tranche Floor Price” means $0.232.

viii. “First Tranche Note Amount” means $4,276,227.00.

ix. “First Tranche Notes” mean convertible promissory notes of the Company, substantially in the form attached hereto as Exhibit A, having an aggregate principal amount equal to the First Tranche Note Amount and having an initial conversion price equal to the First Tranche Conversion Price.

x. “First Tranche Warrants” means warrants, substantially in the form attached hereto as Exhibit B, to purchase an aggregate number of ADSs equal to the quotient obtained by dividing (i) the product of (A) 0.85 and (B) the First Tranche Note Amount by (ii) the First Tranche Conversion Price, rounded to the nearest whole number, at an exercise price per ADS initially equal to 125% of the First Tranche Conversion Price as in effect at the time of exercise.

xi. “IFRS” means International Financial Reporting Standards.

xii. “Notes” means, collectively, the First Tranche Notes, the Second Tranche Notes and the Third Tranche Notes.

xiii. “Requisite Majority” means, as of a particular time, Buyers holding a majority in interest of the then-outstanding Notes.

xiv. “Revenue” means, with respect to a particular period, the consolidated revenue of the Company and its Subsidiaries, as reported in the Company’s consolidated financial statements for such period in accordance with IFRS, consistently applied throughout such period.

xv. “Second Tranche Closing Date” means a date that is ten trading days following the Company’s release of its earnings statement, or preliminary earnings statement that the Company reasonably believes is accurate in all material respects, for the six months ended December 31, 2019, provided, however, that the Company shall not (and agrees not to) release preliminary earnings for the six months ended December 31, 2019 more than 45 calendar days prior to releasing final earnings for such period, and in any event not prior to February 1, 2020, and the Company further agrees to provide each Buyer at least ten (10) days’ prior written notice before releasing such preliminary earnings statement (or, in the event no preliminary earnings statement for such period is issued, the final earnings statement for such period).

xvi. “Second Tranche Conversion Price” means:

(a)	in the event the Revenue for the six months ended December 31, 2019 is greater than or equal to $5,500,000, an amount equal to the lower of (1) the First Tranche Conversion Price and (2) the Third Tranche Conversion Price, provided, however, that in no event shall such price calculated pursuant to this subclause (a) be less than the Second Tranche Floor Price, and

(b)	in the event the Revenue for the six months ended December 31, 2019 is less than $5,500,000, an amount equal to the lower of (1) the price calculated pursuant to subclause (a) above, (2) a price equal to the trailing ten (10) day volume weighted average price of the Company’s ADSs as of the Second Tranche Closing Date, and (3) a price equal to 90% of the trailing fifteen (15) day volume weighted average price of the Company’s ADSs as of the date when the registration statement registering the ADSs underlying the Second Tranche Notes and Second Tranche Warrants is declared effective by the SEC, provided, however, that in no event shall such price calculated pursuant to subclause (b)(3) only above be less than the Effectiveness Floor Price.

xvii. “Second Tranche Floor Price” means a price equal to 80% of the Second Tranche Conversion Price as in effect on the Second Tranche Closing Date.

xviii. “Second Tranche Note Amount” means $1,361,899.50.

xix. “Second Tranche Notes” mean convertible promissory notes of the Company, substantially in the form attached hereto as Exhibit A, having an aggregate principal amount equal to the Second Tranche Note Amount and having an initial conversion price equal to the Second Tranche Conversion Price.

xx. “Second Tranche Warrants” means warrants, substantially in the form attached hereto as Exhibit B, to purchase an aggregate number of ADSs equal to the quotient obtained by dividing (i) the product of (A) 0.85 and (B) the Second Tranche Note Amount by (ii) the Second Tranche Conversion Price as in effect on the Second Tranche Conversion Date, rounded to the nearest whole number, at an exercise price per ADS initially equal to 125% of the Second Tranche Conversion Price as in effect at the time of exercise.

xxi. “Third Tranche Closing Date” means a date that occurs as promptly as possible, and in no event more than ten trading days, following the Company’s release of its earnings statement, or preliminary earnings statement that the Company reasonably believes is accurate in all material respects, for the three months ended March 31, 2020, provided, however, that the Company agrees to provide each Buyer at least ten (10) days’ prior written notice before releasing such preliminary earnings statement (or, in the event no preliminary earnings statement for such period is issued, the final earnings statement for such period).

xxii. “Third Tranche Conversion Price” means:

(a)	in the event the Revenue for the three months ended March 31, 2020 is greater than or equal to $3,500,000, an amount equal to the lower of (1) the First Tranche Conversion Price and (2) the Second Tranche Conversion Price, provided, however, that in no event shall such price calculated pursuant to this subclause (a) be less than the Third Tranche Floor Price, and

(b)	in the event the Revenue for the three months ended March 31, 2020 is less than $3,500,000, an amount equal to the lower of (1) the price calculated pursuant to subclause (a) above, (2) a price equal to the trailing ten (10) day volume weighted average price of the Company’s ADSs as of the Third Tranche Closing Date and (3) a price equal to 90% of the trailing fifteen (15) day volume weighted average price of the Company’s ADSs as of the date when the registration statement registering the ADSs underlying the Third Tranche Notes and Third Tranche Warrants is declared effective by the SEC, provided, however, that in no event shall such price calculated pursuant to subclause (b)(3) only above be less than the Effectiveness Floor Price.

xxiii. “Third Tranche Floor Price” means a price equal to 80% of the Third Tranche Conversion Price as in effect on the Third Tranche Closing Date.

xxiv. “Third Tranche Note Amount” means $1,361,899.50.

xxv. “Third Tranche Notes” mean convertible promissory notes of the Company, substantially in the form attached hereto as Exhibit A, having an aggregate principal amount equal to the Third Tranche Note Amount and having an initial conversion price equal to the Third Tranche Conversion Price.

xxvi. “Third Tranche Warrants” means warrants, substantially in the form attached hereto as Exhibit B, to purchase an aggregate number of ADSs equal to the quotient obtained by dividing (i) the product of (A) 0.85 and (B) the Third Tranche Note Amount by (ii) the Third Tranche Conversion Price as in effect on the Third Tranche Conversion Date, rounded to the nearest whole number, at an exercise price per ADS initially equal to 125% of the Third Tranche Conversion Price as in effect at the time of exercise.

xxvii. “Warrants” means, collectively, the First Tranche Warrants, the Second Tranche Warrants and the Third Tranche Warrants.

b. Purchase of Securities.  Upon the terms and subject to the conditions set forth in this Agreement

i. On the First Tranche Closing Date, the Company shall issue and sell to each Buyer, and each Buyer agrees to purchase from the Company, (i) a First Tranche Note in the principal amount as is set forth on such Buyer’s signature page hereto next to the caption “First Tranche Note Amount” and (ii) a First Tranche Warrant to purchase the number of ADSs set forth on such Buyer’s signature page hereto next to the caption “First Tranche Warrants”, for an aggregate purchase price equal to the First Tranche Note Amount.

ii. On the Second Tranche Closing Date, the Company shall issue and sell to each Buyer, and each Buyer agrees to purchase from the Company, (i) a Second Tranche Note in the principal amount as is set forth on such Buyer’s signature page hereto next to the caption “Second Tranche Note Amount” and (ii) a Second Tranche Warrant to purchase the number of ADSs equal to the quotient obtained by dividing (A) the product of (x) 0.85 and (y) the Second Tranche Note Amount for such Buyer by (B) the Second Tranche Conversion Price as in effect on the Second Tranche Conversion Date, such number of ADSs to be rounded to the nearest whole number, for an aggregate purchase price equal to the Second Tranche Note Amount.

iii. On the Third Tranche Closing Date, the Company shall issue and sell to each Buyer, and each Buyer agrees to purchase from the Company, (i) a Third Tranche Note in the principal amount as is set forth on such Buyer’s signature page hereto next to the caption “Third Tranche Note Amount” and (ii) a Third Tranche Warrant to purchase the number of ADSs equal to the quotient obtained by dividing (A) the product of (x) 0.85 and (y) the Third Tranche Note Amount for such Buyer by (B) the Third Tranche Conversion Price as in effect on the Third Tranche Conversion Date, such number of ADSs to be rounded to the nearest whole number, for an aggregate purchase price equal to the Third Tranche Note Amount.

c. Form of Payment.  (i) on or prior to each Closing Date each Buyer shall pay the purchase price for the Note and Warrant to be issued and sold to it at the applicable Closing (the “Purchase Price”) by wire transfer of immediately available funds to the Escrow Agent in accordance with the Escrow Agreement and wire instructions from the Escrow Agent provided by the Company to the Buyers, and (ii) on each Closing Date the Company shall deliver such duly executed Note and Warrant on behalf of the Company, to such Buyer, against delivery of such Purchase Price. Notwithstanding the foregoing, with respect to the First Tranche Closing Date only, (A) the Escrow Agent shall deliver fifty percent (50%) of the Purchase Price with respect to such closing to the Company on the First Tranche Closing Date and (B) the Escrow Agent shall deliver the remaining fifty percent (50%) of the Purchase Price with respect to such closing (the “Escrowed Amount”) to the Company promptly following the initial filing of the first registration statement filed by the Company pursuant to the Registration Rights Agreement. In the event that the Company does not file such registration statement within ninety (90) days after the First Tranche Closing Date, the Escrow Agent shall return the Escrowed Amount to the Buyers, and the Company and the Buyers hereby agree to cause the outstanding First Tranche Notes to be amended to reduce the outstanding principal thereunder by 50% and to cause the outstanding First Tranche Warrants to be amended to reduce the ADSs underlying each such First Tranche Warrant by 50%.

d. Closings.  Each closing of the transactions contemplated by this Agreement (collectively, the “Closings”) shall occur on the applicable Closing Date at the offices of Burns & Levinson LLP, 125 High Street, Boston, MA 02110, or at such other place as the Company and the Requisite Majority may mutually agree in writing.

2. Buyer’s Representations and Warranties.  Each Buyer represents and warrants to the Company as of each Closing Date, only with respect to such Buyer, that:

a. Investment Purpose. As of each Closing Date, such Buyer is purchasing the applicable Note, Warrant, Warrant ADSs and the ADSs issuable upon conversion of or otherwise pursuant to the Note and such additional ADSs, if any, as are issuable on account of interest on the Note pursuant to this Agreement, such ADSs being collectively referred to herein as the “Conversion ADSs” and, collectively with the Notes, the Warrants and the Warrant ADSs, the “Securities”) for its own account and not with a present view towards the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

b. Accredited Investor Status. Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D (an “Accredited Investor”).

c. Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

d. Information.  Such Buyer understands that its investment in the Securities involves a significant degree of risk. Such Buyer has reviewed the Company’s filings with the SEC including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the SEC on March 14, 2019 including the risk factors set forth therein.

e. Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Securities.

f. Transfer or Re-sale. Such Buyer understands that (i) the sale or resale of the Securities has not been and is not being registered under the 1933 Act or any applicable state securities laws, and the Securities may not be transferred unless (a) the Securities are sold pursuant to an effective registration statement under the 1933 Act, (b) such Buyer shall have delivered to the Company, at the cost of the Company, an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be reasonably acceptable to the Company, or (c) the Securities are sold pursuant to Rule 144, (ii) any sale of such Securities made in reliance on Rule 144 or Rule 144A promulgated under the 1933 Act (collectively, “Rule 144”) may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any re-sale of such Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) except as set forth in the Registration Rights Agreement, neither the Company nor any other person is under any obligation to register such Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder (in each case). Notwithstanding the foregoing or anything else contained herein to the contrary, the Securities may be pledged in connection with a bona fide margin account or other lending arrangement secured by the Securities, and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and such Buyer in effecting such pledge of Securities shall be not required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or otherwise.

g. Legends. Such Buyer understands that until such time as the Note and, upon conversion of the Note in accordance with its terms, the Conversion ADSs, the Warrants and, upon exercise of the Warrants in accordance with their respective terms, the Warrant ADSs, have been registered under the 1933 Act or may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Securities may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such Securities):

“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE/EXERCISABLE] HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM AND REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

The legend set forth above shall be removed and the Company shall issue a certificate for the applicable ADSs without such legend to the holder of any Security upon which it is stamped or (as requested by such holder) issue the applicable ADSs to such holder by electronic delivery by crediting the account of such holder’s broker with The Depository Trust Company (“DTC”), if, unless otherwise required by applicable state securities laws, (a) following a sale thereof under an effective registration statement filed under the 1933 Act covering the resale of such Security, (b) following any sale of such Security pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (c) if such Security is eligible to be transferred under Rule 144 without volume or manner of sale restrictions (provided that such Buyer provides the Company with reasonable assurances that such Securities are eligible for transfer under Rule 144, which at the option of the Company may include an opinion of such Buyer’s counsel), or (d) in connection with a transfer (other than under Rule 144) such Buyer provides the Company with an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions and reasonably acceptable to the Company, to the effect that a public sale or transfer of such Security may be made without registration under the 1933 Act.  Such Buyer agrees to sell all Securities, including those represented by a certificate(s) from which the legend has been removed, in compliance with applicable prospectus delivery requirements, if any.

h. Authorization; Enforcement. This Agreement has been duly and validly authorized by such Buyer and has been duly executed and delivered on behalf of such Buyer, and this Agreement constitutes a valid and binding agreement of such Buyer enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and except as may be limited by the exercise of judicial discretion in applying principles of equity.

i. Residency. Such Buyer is a resident of the jurisdiction set forth on the address for notice on such Buyer’s signature page hereto.

j. Experience of Buyers.  Such Buyer, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Buyer is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

k. Organization; Authority.  Such Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and all documents contemplated by this Agreement to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

3. Representations and Warranties of the Company. The Company represents and warrants to each Buyer as of each Closing Date that, except as otherwise disclosed in the SEC Documents (as defined herein) or as attached as a schedule hereto:

a. Organization; Authority; Organization and Qualification. The Company and each of its Subsidiaries (as defined below), if any, is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, with full power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. Schedule 3(a), if attached hereto, sets forth a list of all of the Subsidiaries of the Company and the jurisdiction in which each is incorporated. The Company and each of its Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership or use of property or the nature of the business conducted by it makes such qualification necessary except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. “Material Adverse Effect” means any material adverse effect on the business, operations, assets, financial condition or prospects of the Company or its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements or instruments to be entered into in connection herewith. “Subsidiaries” means any corporation or other organization, whether incorporated or unincorporated, in which the Company owns, directly or indirectly, a majority equity or other ownership interest.

b. Authorization; Enforcement. (i) The Company has all requisite corporate power and authority to enter into and perform this Agreement, the Notes, the Warrants and the Registration Rights Agreement, and to consummate the transactions contemplated hereby and thereby and to issue the Securities, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement, the Notes, the Warrants, and the Registration Rights Agreement and (if applicable) the Conversion ADSs and the Warrant ADSs by the Company and the consummation by it of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Notes, the Warrants, and the issuance and reservation for issuance of the Conversion ADSs and the Warrant ADSs issuable upon conversion or exercise of the Notes and the Warrants) have been duly authorized by the Company’s Board of Directors (the “Board”) and no further consent or authorization of the Company, the Board, or the Company’s shareholders is required, (iii) this Agreement, the Notes, the Warrants and the Registration Rights Agreement (together with any other instruments executed in connection herewith or therewith) have been duly executed and delivered by the Company by its authorized representative, and such authorized representative is the true and official representative with authority to sign this Agreement, the Notes, the Warrants, the Registration Rights Agreement and the other instruments documents executed in connection herewith or therewith and bind the Company accordingly, and (iv) this Agreement constitutes, and upon execution and delivery by the Company of the Notes, the Warrants and the Registration Rights Agreement, each of such instruments will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

c. Capitalization; Governing Documents. As of August 30, 2019, the authorized capital stock of the Company consists of: 500,000,000 authorized Ordinary Shares, of which 178,979,693 Ordinary Shares were issued and outstanding. All of such outstanding Ordinary Shares are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable. No shares of capital stock of the Company are subject to preemptive rights or any other similar rights of the shareholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company.  As of the effective date of this Agreement, other than as publicly announced prior to such date and reflected in the SEC Documents, (i) there are no outstanding options, warrants, scrip, rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company or any of its Subsidiaries, or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries, (ii) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of its or their securities under the 1933 Act and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) that will be triggered by the issuance of any of the Securities.

d. Issuance of Conversion ADSs and Warrant ADSs. The Conversion ADSs are duly authorized and reserved for issuance and, upon conversion of the Notes in accordance with their respective terms, will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Company and will not impose personal liability upon the holder thereof.  The Warrant ADSs are duly authorized and reserved for issuance and, upon exercise of the Warrants in accordance with their respective terms, will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Company and will not impose personal liability upon the holder thereof.

e. Acknowledgment of Dilution. The Company understands and acknowledges the potentially dilutive effect to its ADSs and Ordinary Shares of the Conversion ADSs upon conversion of the Notes, and the Warrant ADSs upon exercise of the Warrants. The Company further acknowledges that its obligation to issue the Conversion ADSs upon conversion of the Notes or the Warrant ADSs upon exercise of the Warrants, in accordance with this Agreement, the Notes and the Warrants is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

f. No Conflicts.  The execution, delivery and performance of this Agreement, the Notes, the Warrants and the Registration Rights Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance and reservation for issuance of the Conversion ADSs and the Warrant ADSs) will not (i) conflict with or result in a violation of any provision of the Company’s Articles of Association (as the same may be amended or restated from time to time, the “Charter”), or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, note, evidence of indebtedness, indenture, patent, patent license or instrument to which the Company or any of its Subsidiaries is a party (except for possible violations or conflicts as would not, individually or in the aggregate, have a Material Adverse Effect) or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and regulations of any self-regulatory organizations to which the Company or its securities are subject) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). Neither the Company nor any of its Subsidiaries is in violation of its Charter, bylaws or other organizational documents and neither the Company nor any of its Subsidiaries is in default (and no event has occurred which with notice or lapse of time or both could put the Company or any of its Subsidiaries in default) under, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party or by which any property or assets of the Company or any of its Subsidiaries is bound or affected, except for possible defaults as would not, individually or in the aggregate, have a Material Adverse Effect. The businesses of the Company and its Subsidiaries, if any, are not being conducted, and shall not be conducted so long as the Buyers owns any of the Securities, in violation of any law, ordinance or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the 1933 Act and any applicable foreign or state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency, regulatory agency, self-regulatory organization or stock market or any third party in order for it to execute, deliver or perform any of its obligations under this Agreement, the Notes, the Warrants or the Registration Rights Agreement in accordance with the terms hereof or thereof or to issue and sell the Notes and the Warrants in accordance with the terms hereof and to issue Conversion ADSs upon conversion of the Notes and Warrant ADSs upon exercise of the Warrants. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. Except as otherwise disclosed in the SEC Documents, the Company is not in violation of the listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”) and does not reasonably anticipate that the ADSs will be delisted by Nasdaq in the foreseeable future. The Company and its Subsidiaries are unaware of any facts or circumstances that might give rise to any of the foregoing.

g. SEC Documents. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act since March 1, 2016 (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein, being hereinafter referred to herein as the “SEC Documents”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the statements made in any such SEC Documents is, or has been, required to be amended or updated under applicable law (except for such statements as have been amended or updated in subsequent filings prior the date hereof).

h. Financial Statements.  The financial statements, including the notes thereto and supporting schedules included or incorporated by reference in the SEC Documents, fairly present in all material respects the financial position and the results of operations of the Company at the dates and for the periods to which they apply; and such financial statements have been prepared in conformity with IFRS, consistently applied throughout the periods involved (provided that unaudited interim financial statements are subject to year-end audit adjustments that are not expected to be material in the aggregate and do not contain all footnotes required by IFRS); and the supporting schedules included or incorporated by reference in the SEC Documents present fairly the information required to be stated therein. Except as included or incorporated by reference therein, no historical or pro forma financial statements are required to be included or incorporated by reference in the SEC Documents under the 1933 Act or the regulations promulgated thereunder. The pro forma and pro forma as adjusted financial information and the related notes, if any, included or incorporated by reference in SEC Documents have been properly compiled and prepared in accordance with the applicable requirements of the 1933 Act or the regulations promulgated thereunder and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. All disclosures contained in the SEC Documents, or incorporated by reference therein, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the SEC), if any, comply in all material respects with Regulation G of the 1934 Act and Item 10 of Regulation S-K of the 1933 Act, to the extent applicable. The SEC Documents disclose all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. Except as disclosed in the SEC Documents, (a) neither the Company nor any of its Subsidiaries has incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business, (b) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its capital stock, (c) there has not been any change in the capital stock of the Company or any of its Subsidiaries, or, other than in the ordinary course of business or any grants under any stock compensation plan, and (d) there has not been any change in the Company’s long-term or short-term debt that constitutes a Material Adverse Effect.

i. Absence of Certain Changes.  Except as set forth in the SEC Documents, since December 31, 2018, there has been no material adverse change and no material adverse development in the assets, liabilities, business, properties, operations, financial condition, results of operations, prospects or 1934 Act reporting status of the Company or any of its Subsidiaries.

j. Absence of Litigation. There is no action, suit, proceeding, inquiry, arbitration, investigation, litigation or governmental proceeding pending or, to the Company’s knowledge, threatened against, or involving the Company or, to the Company’s knowledge, any executive officer or director, which has not been disclosed in the SEC Documents which is required to be disclosed. The Company and its Subsidiaries are unaware of any facts or circumstances, which might give rise to any of the foregoing.

k. Intellectual Property. To the Company’s knowledge, the Company or its Subsidiaries owns or possesses or has valid rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions, trade secrets and similar rights (“Intellectual Property Rights”) necessary for the conduct of the business of the Company and its Subsidiaries as currently carried on and as described in the SEC Documents. To the knowledge of the Company, no action or use by the Company necessary for the conduct of its business as currently carried on and as described in the SEC Documents will involve or give rise to any infringement of, or license or similar fees for, any Intellectual Property Rights of others. Neither the Company nor any of its Subsidiaries has received any notice alleging any such infringement, fee or conflict with asserted Intellectual Property Rights of others. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect (A) to the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any of the Intellectual Property Rights owned by the Company or its Subsidiaries; (B) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the rights of the Company or its Subsidiaries in or to any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim, that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (C) the Intellectual Property Rights owned by the Company and its Subsidiaries and, to the knowledge of the Company, the Intellectual Property Rights licensed to the Company and its Subsidiaries have not been adjudged by a court of competent jurisdiction invalid or unenforceable, in whole or in part, and there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (D) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights or other proprietary rights of others, the Company has not received any written notice of such claim and the Company is unaware of any other facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and (E) to the Company’s knowledge, no employee of the Company or its Subsidiaries is in or has ever been in violation in any material respect of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or its Subsidiaries, or actions undertaken by the employee while employed with the Company or its Subsidiaries and could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect. To the Company’s knowledge, all material technical information developed by and belonging to the Company which has not been disclosed in a filed patent application has been kept confidential. Neither the Company nor any of its Subsidiaries is a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be disclosed in the SEC Documents and are not described therein. The SEC Documents contain in all material respects the same description of the matters set forth in the preceding sentence. None of the technology employed by the Company or its Subsidiaries has been obtained or is being used by the Company or its Subsidiaries in violation of any contractual obligation binding on the Company or, to the Company’s knowledge, any of its officers, directors or employees, or otherwise in violation of the rights of any persons.

l. No Defaults; Violations. No default exists in the due performance and observance of any term, covenant or condition of any license, contract, indenture, mortgage, deed of trust, note, loan or credit agreement, or any other agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound or to which any of the properties or assets of the Company or its Subsidiaries is subject, except for such defaults which would not reasonably be expected to have a Material Adverse Effect. The Company is not in violation of (i) any term or provision of its Charter, or (ii) any franchise, license, permit, applicable law, rule, regulation, judgment or decree of any governmental entity except in the case of clause (ii), for such violations which would not reasonably be expected to have a Material Adverse Effect.

m. Tax Status. Each of the Company and its Subsidiaries has filed all returns (as hereinafter defined) required to be filed with taxing authorities prior to the date hereof or has duly obtained extensions of time for the filing thereof. Each of the Company and its Subsidiaries has paid all taxes (as hereinafter defined) shown as due on such returns that were filed and has paid all taxes imposed on or assessed against the Company or such respective Subsidiary except as would not be reasonably expected to have a Material Adverse Effect. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the SEC Documents are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements. Except as disclosed in writing to the Buyers, (i) no issues have been raised (and are currently pending) by any taxing authority in connection with any of the returns or taxes asserted as due from the Company or its Subsidiaries, and (ii) no waivers of statutes of limitation with respect to the returns or collection of taxes have been given by or requested from the Company or its Subsidiaries. The term “taxes” mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto. The term “returns” means all returns, declarations, reports, statements and other documents required to be filed in respect to taxes.

n. Related Party Transactions.

i. No Unconsolidated Entities. There are no transactions, arrangements or other relationships between and/or among the Company, or any of its affiliates (as such term is defined in Rule 405 of the 1933 Act) and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s liquidity or the availability of or requirements for its capital resources required to be described in the SEC Documents or a document incorporated by reference therein which have not been described as required.

ii. No Loans or Advances to Affiliates. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company or any of its Subsidiaries to or for the benefit of any of the officers or directors of the Company or any of their respective family members, except as disclosed in the SEC Documents.

o. Disclosure. All information relating to or concerning the Company or any of its Subsidiaries set forth in this Agreement is true and correct in all material respects and the Company has not omitted to state any material fact necessary in order to make the statements made herein, in light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed (assuming for this purpose that the Company’s reports filed under the 1934 Act are being incorporated into an effective registration statement filed by the Company under the 1933 Act).

p. Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that each of the Buyers is acting solely in the capacity of arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any statement made by any Buyer or any of its respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation and is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the Company and its representatives.

q. No Integrated Offering. Neither the Company, nor any of its affiliates, nor, to the knowledge of the Company, any person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any security under circumstances that would require registration under the 1933 Act of the issuance of the Securities to the Buyers. The issuance of the Securities to the Buyers will not be integrated with any other issuance of the Company’s securities (past, current or future) for purposes of any shareholder approval provisions applicable to the Company or its securities.

r. No Brokers.  Except with respect to A.G.P./Alliance Global Partners,  the Company has taken no action, which would give rise to any claim by any person for brokerage commissions, transaction fees or similar payments relating to this Agreement or the transactions contemplated hereby.  The Company shall be responsible for all brokerage or similar commissions arising out of the transactions contemplated hereby.

s. Licenses or Permits. The Company and its Subsidiaries possess all licenses, certificates, registrations, authorizations and permits required by all applicable governmental or regulatory authorities and have made all declarations and filings with, the appropriate local, state, federal or foreign governmental or regulatory agencies or bodies that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the SEC Documents (collectively, the “Governmental Permits”) except where any failures to possess or make the same would not, singularly or in the aggregate, have a Material Adverse Effect. The Company and each Subsidiary is in compliance with all such Governmental Permits, including with all conditions and limitations on the commercial rights granted by such Governmental Permits; all such Governmental Permits are valid and in full force and effect, except where the validity or failure to be in full force and effect would not, singularly or in the aggregate, have a Material Adverse Effect. The Company has not received notification of any revocation, modification, suspension, termination or invalidation (or proceedings related thereto) of any such Governmental Permit and the Company has no reason to believe that any such Governmental Permit will not be renewed.

t. Compliance with Laws. The Company and each of its Subsidiaries: (A) is and at all times has been in compliance in all material respects with all statutes, rules, or regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company (collectively, the “Applicable Laws”), except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (B) has not received any warning letter, untitled letter or other correspondence or notice from any governmental authority alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (C) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in material violation of any term of any such Authorizations; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any governmental authority or third party alleging that any product operation or activity is in material violation of any Applicable Laws or Authorizations and has no knowledge that any such governmental authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received notice that any governmental authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and has no knowledge that any such governmental authority is considering such action; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

u. Environmental Matters. The Company and its Subsidiaries are in compliance with all foreign, federal, state and local rules, laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (collectively, the “Environmental Laws”), except where the failure to comply would not, singularly or in the aggregate, result in a Material Adverse Effect. To the Company’s knowledge, there has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any of its Subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any of its Subsidiaries is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any of its Subsidiaries, or upon any other property, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which would not have, singularly or in the aggregate with all such violations and liabilities, a Material Adverse Effect; and there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company has knowledge, except for any such disposal, discharge, emission, or other release of any kind which would not have, singularly or in the aggregate with all such discharges and other releases, a Material Adverse Effect. In the ordinary course of business, the Company and its Subsidiaries conduct periodic reviews of the effect of Environmental Laws on their business and assets, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or governmental permits issued thereunder, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such reviews, the Company and its Subsidiaries have reasonably concluded that such associated costs and liabilities would not have, singularly or in the aggregate, a Material Adverse Effect.

v. Real Property. Except as set forth in the SEC Documents, the Company and each of its Subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects that do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the SEC Documents, are in full force and effect, and neither the Company nor any Subsidiary has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

w. Contracts Affecting Capital. There are no transactions, arrangements or other relationships between and/or among the Company, any of its affiliates (as such term is defined in Rule 405 of the Securities Act Regulations) and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s or any of its Subsidiaries’ liquidity or the availability of or requirements for their capital resources required to be described or incorporated by reference in the SEC Documents which have not been described or incorporated by reference as required.

x. Emerging Growth Company. The Company is an “emerging growth company,” as defined in Rule 12b-2 of the regulations promulgated under the 1934 Act.

y. Industry Data. The statistical and market-related data included in the SEC Documents are based on or derived from sources that the Company reasonably and in good faith believes are reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

z. Insurance. The Company carries or is entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks which the Company believes are adequate, and all such insurance is in full force and effect. The Company has no reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

aa. Board of Directors. The qualifications of the persons serving as Board members and the overall composition of the Board comply with the 1934 Act, the regulations promulgated thereunder, the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to the Company and the listing rules of Nasdaq. At least one member of the Audit Committee of the Board qualifies as an “audit committee financial expert,” as such term is defined under Regulation S-K and the listing rules of Nasdaq. In addition, at least a majority of the persons serving on the Board qualify as “independent,” as defined under the listing rules of Nasdaq.

bb. Sarbanes-Oxley Compliance.

i. Disclosure Controls. The Company has developed and currently maintains disclosure controls and procedures that will comply with Rule 13a-15 or 15d-15 under the regulations promulgated under the 1934 Act, and such controls and procedures are effective to ensure that all material information concerning the Company will be made known on a timely basis to the individuals responsible for the preparation of the Company’s 1934 Act filings and other public disclosure documents.

ii. Compliance. The Company is in material compliance with the provisions of the Sarbanes-Oxley Act applicable to it, and has implemented or will implement such programs and taken reasonable steps to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the material provisions of the Sarbanes-Oxley Act.

cc. Accounting Controls.  The Company maintains systems of “internal control over financial reporting” (as defined under Rules 13a-15 and 15d-15 of the regulations promulgated under the 1934 Act) that comply with the requirements of the 1934 Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the SEC Documents, the Company is not aware of any material weaknesses in its internal controls. The Company’s auditors and the Audit Committee of the Board have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are known to the Company’s management and that have adversely affected or are reasonably likely to adversely affect the Company’ ability to record, process, summarize and report financial information; and (ii) any fraud known to the Company’s management, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

dd. No Investment Company Status. The Company is not and, after giving effect to the transactions contemplated hereby, will not be, required to register as an “investment company,” as defined in the Investment Company Act of 1940, as amended.

ee. ERISA Compliance. The Company and any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, “ERISA”)) established or maintained by the Company or its “ERISA Affiliates” (as defined below) are in compliance in all material respects with ERISA. “ERISA Affiliate” means, with respect to the Company, any member of any group of organizations described in Sections 414(b),(c),(m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the “Code”) of which the Company is a member. No “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Company or any of its ERISA Affiliates. No “employee benefit plan” established or maintained by the Company or any of its ERISA Affiliates, if such “employee benefit plan” were terminated, would have any material “amount of unfunded benefit liabilities” (as defined under ERISA). Neither the Company nor any of its ERISA Affiliates has incurred or reasonably expects to incur any material liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “employee benefit plan” or (ii) Sections 412, 4971, 4975 or 4980B of the Code. Each “employee benefit plan” established or maintained by the Company or any of its ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification.

ff. No Labor Disputes. No labor dispute with the employees of the Company exists or, to the knowledge of the Company, is imminent. The Company is not aware that any key employee or significant group of employees of the Company plans to terminate employment with the Company.

gg. Foreign Corrupt Practices Act. None of the Company and its Subsidiaries or, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company and its Subsidiaries or any other person acting on behalf of the Company and its Subsidiaries, has, directly or indirectly, given or agreed to give any money, gift or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee or agent of a customer or supplier, or official or employee of any governmental agency or instrumentality of any government (domestic or foreign) or any political party or candidate for office (domestic or foreign) or other person who was, is, or may be in a position to help or hinder the business of the Company (or assist it in connection with any actual or proposed transaction) that (i) might subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, might have had a Material Adverse Effect or (iii) if not continued in the future, might adversely affect the assets, business, operations or prospects of the Company. The Company has taken reasonable steps to ensure that its accounting controls and procedures are sufficient to cause the Company to comply in all material respects with the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”).

hh. Compliance with OFAC. None of the Company and its Subsidiaries or, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company and its Subsidiaries or any other person acting on behalf of the Company and its Subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and the Company will not, directly or indirectly, use the proceeds of the private placement contemplated hereby, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

ii. Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any governmental entity involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

jj. Solvency.  The Company (after giving effect to the transactions contemplated by this Agreement) is solvent (i.e., its assets have a fair market value in excess of the amount required to pay its probable liabilities on its existing debts as they become absolute and matured) and currently the Company has no information that would lead it to reasonably conclude that the Company would not, after giving effect to the transaction contemplated by this Agreement, have the ability to, nor does it intend to take any action that would impair its ability to, pay its debts from time to time incurred in connection therewith as such debts mature. The Company’s financial statements for its most recent fiscal year end and interim financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

kk. No Disqualification Events.  None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

ll. Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has: (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

mm. Information. The Company has not disclosed to any Buyer any material nonpublic information regarding the Company and will not disclose such information unless such information is disclosed to the public prior to or promptly following such disclosure to the Buyers.

nn. Accounting Policies. The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in the SEC Documents, including statements incorporated by reference therein, correctly and completely describes in all material respects (i) accounting policies which the Company believes are the most important in the portrayal of the Company’s financial position and results of operations and which require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”), (ii) judgments and uncertainties affecting the application of Critical Accounting Policies, and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions. The Audit Committee of the Board and management have reviewed and agreed with the selection, application and disclosure of Critical Accounting Policies and management has consulted with the Company’s auditor regarding such disclosure.

4. Additional Covenants, Agreements and Acknowledgments.

a. Best Efforts. The parties shall use their best efforts to satisfy timely each of the conditions described in Section 6 and Section 7 of this Agreement.

b. Form D; Blue Sky Laws.  If required by applicable law, the Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyers promptly after such filing. The Company shall after each Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Securities for sale to the Buyers at the applicable closing pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers.

c. Use of Proceeds. The Company shall use the proceeds for any and all general working capital purposes and shall not use such proceeds: (a) for the satisfaction of any portion of the principal amount of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any Ordinary Shares or ADSs, (c) for the settlement of any outstanding litigation or (d) in violation of FCPA or OFAC regulations. For the avoidance of doubt, the Company may use the net proceeds from the sale of the Securities hereunder to pay interest on the Company’s debt.

d. Listing. The Company will, so long as any Buyer owns any of the Securities, maintain the listing and trading of its ADSs on Nasdaq or any equivalent replacement exchange or electronic quotation system (including but not limited to the Pink Sheets electronic quotation system) and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Financial Industry Regulatory Authority (“FINRA”) and such exchanges, as applicable. The Company shall promptly provide to the Buyers copies of any notices it receives from Nasdaq and any other exchanges or electronic quotation systems on which the Common Stock is then traded regarding the continued eligibility of the ADSs for listing on such exchanges and quotation systems.

e. Corporate Existence. The Company will, so long as any Buyer beneficially owns any of the Securities, maintain its corporate existence and shall not sell all or substantially all of the Company’s assets, except in the event of a merger or consolidation or sale of all or substantially all of the Company’s assets, where the surviving or successor entity in such transaction assumes the Company’s obligations hereunder and under the agreements and instruments entered into in connection herewith.

f. No Integration. The Company shall not make any offers or sales of any security (other than the Securities) under circumstances that would require registration of the Securities being offered or sold hereunder under the 1933 Act or cause the offering of the Securities to be integrated with any other offering of securities by the Company for the purpose of any stockholder approval provision applicable to the Company or its securities.

g. Compliance with 1934 Act.  For so long as any Buyer beneficially owns any of the Notes, the Company shall comply with the reporting requirements of the 1934 Act, and the Company shall continue to be subject to the reporting requirements of the 1934 Act.  During the period that any Buyer beneficially owns any Note or the Warrant, if the Company shall (i) fail for any reason to satisfy the requirements of Rule 144, the Company shall pay in cash or in shares at the Company’s option to such Buyer on each day after the Deadline (as such term is defined in the Notes) and during such Conversion Failure (as such term is defined in the Notes) an amount equal to 2.0% of the value of converted amount priced at the closing sale price of the common stock at the Deadline.

h. Disclosure of Transactions.  By 8:30 a.m., New York time, on the business date following the date this Agreement has been fully executed, the Company shall file a Report on Form 6-K describing the terms of the transactions contemplated by this Agreement in the form required by the 1934 Act and attaching this Agreement, the form of Note, the form of Warrant and the Registration Rights Agreement (the “6-K Filing”).  From and after the filing of the 6-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents that is not disclosed in the 6-K Filing.  In addition, effective upon the filing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any Buyer or any of their respective affiliates, on the other hand, shall terminate.

i. Equal Treatment of Buyers.  No consideration (including any modification of this Agreement, the Registration Rights Agreement, any Note or any Warrant (collectively, the “Transaction Documents”)) shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to such Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Buyer by the Company and negotiated separately by each Buyer, and is intended for the Company to treat the Buyers as a class and shall not in any way be construed as the Buyers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

j. Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents and any information provided to the Board Designee (as defined herein) in connection with the discharge of his or her duties as a member of the Board, the Company covenants and agrees that neither it, nor any other person acting on its behalf will provide any Buyer or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Buyer shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Buyer shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to a Buyer without such Buyer’s consent, the Company hereby covenants and agrees that such Buyer shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or affiliates not to trade on the basis of, such material, non-public information, provided that the Buyer shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Company understands and confirms that each Buyer shall be relying on the foregoing covenant in effecting transactions in securities of the Company

k. Restriction on Sales of Capital Stock. The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Requisite Majority, it will not, for a period beginning on the First Tranche Closing Date and ending on the date that is the 90th day thereafter (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares of the Company; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any ADSs or Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or Ordinary Shares of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of ADSs or Ordinary Shares of the Company or such other securities, in cash or otherwise. The restrictions contained in this section shall not apply to (i) the issuance by the Company of securities of the Company pursuant to any documents, agreements or securities existing or outstanding as of the First Tranche Closing Date, (ii) the issuance by the Company of any securities of the Company under any equity compensation plan of the Company; or (iii) the issuance of any securities of the Company in connection with a merger, joint venture, licensing arrangement or any other similar non-capital raising transaction provided that in each of (i) through (iii) above, the securities shall be restricted from sale during the entire applicable Lock-Up Period.

l. Limitation on Certain Offerings. From the date hereof until the earlier to occur of (i) the date that is twelve (12) months following the date when the SEC declares effective the initial registration statement filed by the Company pursuant to the Registration Rights Agreement and (ii) the date when the holders of the then-outstanding Notes (the holders of the then outstanding Notes referred to as the “Holders”) collectively beneficially own less than 25% of the total Notes issued in this offering, without the prior written consent of the Holders of 50% of the principal and interest under the then-outstanding Notes issued by the Company, which consent shall not be unreasonably withheld, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company of any ADSs or Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares of the Company, in each case with a purchase, exercise, exchange or conversion price less than the lower of the (i) First Tranche Closing Price, (ii) Second Tranche Closing Price or (iii) Third Tranche Closing Price. The restrictions contained in this section shall not apply to (i) the issuance by the Company of securities of the Company pursuant to any documents, agreements or securities existing or outstanding as of the First Tranche Closing Date, (ii) the issuance by the Company of any securities of the Company under any equity compensation plan of the Company; or (iii) the issuance of any securities of the Company in connection with a merger, joint venture, strategic transaction, licensing arrangement or any other similar transaction.

m. Reservation of Securities. So long as any Notes remain outstanding, or any Warrants remain exercisable, the Company shall maintain a reserve from its duly authorized Ordinary Shares for issuance pursuant to the Transaction Documents, free of preemptive rights, in such amount as may be required to fulfill its obligations to issue the Conversion ADSs and Warrant ADSs. In the event that at any time the then authorized Ordinary Shares are insufficient for the Company to satisfy its obligations to issue such ADSs under the Transaction Documents, the Company shall promptly take all such actions as may be required to increase the number of authorized Ordinary Shares.

n. Board Observer. Effective as of the First Tranche Closing Date and for as long as the Buyers hold, in the aggregate, at least 15% of the Securities, the Company shall invite one representative of the Buyers (designed by the Requisite Majority in its sole discretion), who shall initially be Lee Haddad (the “Observer”) to attend all meetings of its Board, including executive sessions and committee meetings thereof, in a non-voting observer capacity and, in this respect, shall give such Observer copies of all notices, minutes, consents, and other materials that it provides to its directors at substantially the same time and in the same manner as provided to such directors; provided, however, that such Observer shall agree to hold in confidence and trust all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such Observer from any meeting or portion thereof (i) to the extent that access to such information or attendance at such meeting could (x) adversely affect the attorney-client privilege between the Company and its counsel or (y) result in disclosure of trade secrets or a conflict of interest (as determined in good faith by the Board, based upon advice of the Company’s legal counsel), or (ii) to the extent required in order to fulfill obligations to third parties with regard to third party confidential information so long as all other observers of the Board are also excluded.

o. ADS Ratio Adjustment. The Company hereby agrees and covenants to cause the ratio of the number of Ordinary Shares represented by ADSs to be changed with an effect date that is no more than thirty (30) calendar days following the First Tranche Closing Date to a ratio that would reasonably be expected to result in the Company’s recompliance with Nasdaq Listing Rule 5550(a)(2) by the tenth trading day following such ratio adjustment.

5. Delivery of ADSs. The Company shall cause its registrar to deposit the Conversion ADSs and Warrant ADSs, to the extent converted or exercised, with The Bank of New York Mellon in its capacity as the depositary of the ADSs (the “Depositary”), and cause the Depositary to credit the account of the applicable Buyer’s or its designee’s balance account with The Depository Trust Company (or another established clearing corporation performing similar functions) through its Deposit/Withdrawal At Custodian system (“DWAC”) if the Depositary is then a participant in such system and either (A) there is an effective registration statement permitting the resale of the Warrant ADSs or Conversion ADSs by the applicable Buyer or (B) a Warrant is being exercised via cashless exercise, and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the applicable Buyer or its designee, for the number of Warrant ADSs or Conversion ADSs, as applicable, to which such Buyer is entitled pursuant to such exercise or conversion, as applicable, to the address specified by such Buyer, in accordance with the terms of the Notes and the Warrants, as applicable.

 The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyers, by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 may be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that the Buyers shall be entitled, in addition to all other available remedies, to an injunction restraining any breach and requiring immediate transfer, without the necessity of showing economic loss and without any bond or other security being required.

6. Conditions to the Company’s Obligation to Sell. The obligation of the Company hereunder to issue and sell the Securities to the Buyers at each Closing is subject to the satisfaction, at or before the applicable Closing Date, of each of the following conditions thereto, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion:

a. Each Buyer shall have executed this Agreement and delivered the same to the Company.

b. Each Buyer shall have delivered the applicable Purchase Price to the Escrow Agent in accordance with Section 1(c) above.

c. The representations and warranties of each Buyer shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date, as though made at that time (except for representations and warranties that speak as of a specific date), and each Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the applicable Closing Date.

d. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

7. Conditions to The Buyers’ Obligation to Purchase. The obligation of each Buyer hereunder to purchase the Securities at each Closing is subject to the satisfaction, at or before the applicable Closing Date, of each of the following conditions, provided that these conditions are for the Buyers’ sole benefit and may be waived by the Requisite Majority at any time in its sole discretion:

a. The Company shall have executed this Agreement and the Registration Rights Agreement and delivered the same to the Buyers.

b. The Company shall have delivered to each Buyer the applicable duly executed Note and Warrant in such denominations as such Buyer shall request and in accordance with Section 1(c) above.

c. The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of applicable Closing Date, as though made at such time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the applicable Closing Date.

d. The Company shall have delivered to the Buyers an executed waiver of the “Limitation on Certain Offerings” provision of the firm commitment public offering on January 31st 2019.

e. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

f. No event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company, including but not limited to a change in the 1934 Act reporting status of the Company or the failure of the Company to be timely in its 1934 Act reporting obligations.

g. The Company shall have delivered to the Buyers (i) a certificate of the Chief Executive Officer of the Company, dated as of the applicable Closing Date, confirming the satisfaction of the conditions set forth in paragraphs (c) and (e) above, and (ii) a certificate of the Secretary of the Company, dated as of the applicable Closing Date, certifying as to the incumbency and signatures of the officers executing the Transaction Documents and the resolutions of the Board approving the Transaction Documents and the transactions contemplated thereby.

h. The Company shall have delivered to the Buyers an opinion, dated as of the applicable Closing Date, from Zysman, Aharoni, Gayer & Co., Israeli counsel for the Company, in the form previously provided to, and satisfactory to, the Buyers prior to the date hereof.

i. A comfort letter from KPMG Somekh Chaikin, the Company’s independent registered public accounting firm, containing statements and information of the type customarily included in accountants’ comfort letters.

j. Trading in the ADSs on Nasdaq shall not have been suspended by the SEC, FINRA or Nasdaq.

k. The Company shall have delivered to the Buyers a certificate evidencing the formation and good standing of the Company and each of its U.S. and Israeli subsidiaries in such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) days of the applicable Closing Date.

l. With respect to the Third Tranche Closing Date, the Board shall have appointed the Board Designee to the Board effective as of, and conditioned upon, the Closing occurring on the Third Tranche Closing Date.

m. With respect to the Second Tranche Closing Date and the Third Tranche Closing Date, no Event of Default (as defined in the Notes) or event which, with the passage of time and/or giving of notice, would constitute an Event of Default, shall have occurred or be continuing.

8. Governing Law; Miscellaneous.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement, the Notes, the Warrants, the Registration Rights Agreement or any other agreement, certificate, instrument or document contemplated hereby shall be brought only in the state courts of New York or in the federal courts located in the State and County of New York. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non-conveniens.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Agreement, the Notes, the Warrants, the Registration Rights Agreement or any other agreement, certificate, instrument or document contemplated hereby or thereby. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement, the Notes, the Warrants, the Registration Rights Agreement or any other agreement, certificate, instrument or document contemplated hereby or thereby by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

b. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.  A facsimile or .pdf signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or .pdf signature.  Delivery of a counterpart signature hereto by facsimile or email/.pdf transmission shall be deemed validly delivery thereof.

c. Construction; Headings.  This Agreement shall be deemed to be jointly drafted by the Company and the Buyers and shall not be construed against any person as the drafter hereof.  The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

d. Severability. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

e. Entire Agreement; Amendments. This Agreement, the Notes, the Warrants, the Registration Rights Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Buyers makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement or any agreement or instrument contemplated hereby may be waived or amended other than by an instrument in writing signed by the Company and the Requisite Majority.

f. Independent Nature of Buyers’ Obligations and Rights.  The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance or non-performance of the obligations of any other Buyer under any Transaction Document.  Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  Each Buyer shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.  Each Buyer has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents.  The Company has elected to provide all Buyers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Buyers.  It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Buyer, solely, and not between the Company and the Buyers collectively and not between and among the Buyers.

g. Notices.  All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, e-mail or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by e-mail or facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company, to:

Nano Dimension Ltd.

2 Ilan Ramon

Science Park Ness-Ziona 7403635

Attention: Yael Sandler, Chief Financial Officer

Fax No: 972.73.750.9421

Email: yael@nano-di.com

With a copy to (which copy shall not constitute notice):

Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

Attention: Oded Har-Even, Esq.

Fax No: 212.660.3001

Email: ohareven@zag-sw.com

If to a Buyer, to its address, facsimile number or e-mail address set forth herein or on the books and records of the Company.

h. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor any Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other. Notwithstanding the foregoing, subject to Section 2(f), any Buyer may assign its rights hereunder to any person that purchases Securities in a private transaction from such Buyer or to any of its “affiliates,” as that term is defined under the 1934 Act, without the consent of the Company, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Buyers.”

i. Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

j. Survival. The representations and warranties of the Company and the agreements and covenants set forth in this Agreement shall survive the closings hereunder notwithstanding any due diligence investigation conducted by or on behalf of any Buyer. The Company agrees to indemnify and hold harmless each Buyer and all their respective officers, directors, employees and agents for loss or damage arising as a result of or related to any breach or alleged breach by the Company of any of its representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred.

k. Publicity. The Company, and the Buyers shall have the right to review a reasonable period of time before issuance of any press releases, SEC, Nasdaq or FINRA filings, or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Buyer, to make any press release or SEC, Nasdaq (or other applicable trading market) or FINRA filings with respect to such transactions as is required by applicable law and regulations (although the Buyers shall be consulted by the Company in connection with any such press release prior to its release and shall be provided with a copy thereof and be given an opportunity to comment thereon).

l. Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

m. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

n. Indemnification.  In consideration of the Buyers’ execution and delivery of this Agreement and acquiring the Securities hereunder, and in addition to all of the Company’s other obligations under this Agreement, the Notes, the Warrants or the Registration Rights Agreement, the Company shall defend, protect, indemnify and hold harmless each Buyer and their respective stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, the Notes or the Warrants or any other agreement, certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement, the Notes or the Warrants or any other agreement, certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of this Agreement, the Notes, the Warrants or the Registration Rights Agreement or any other agreement, certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, or (iii) the status of any Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by this Agreement.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

o. Payment Set Aside.  To the extent that the Company makes a payment or payments to any Buyer hereunder or pursuant to the Notes or the Warrants, or any Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person or entity under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

p. Failure or Indulgence Not Waiver. No failure or delay on the part of any Buyer in the exercise of any power, right or privilege hereunder or under the Notes, the Warrants or the Registration Rights Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges.  All rights and remedies of the Buyers existing hereunder and thereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NANO DIMENSION LTD.

By:
Name: Amit Dror
Title: Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES FOR BUYERS FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Buyer:___________________________________

Signature of Authorized Signatory of Buyer:

Name of Authorized Signatory:_______________________

Title of Authorized Signatory:________________________

Email Address of Authorized Signatory:_________________

Facsimile Number Of Authorized Signatory:_____________

Address for Notice to Buyer:_________________________

________________________________________________

Address for Delivery of Warrants to Buyer (if not same as address for notice):

________________________________________________

________________________________________________

DWAC for ADSs: _________________________________

________________________________________________

First Tranche Note Amount: $________________________

First Tranche Warrants:_____________________________

Second Tranche Note Amount: $______________________

Third Tranche Note Amount: $________________________

EIN Number:_____________________________________

[SIGNATURE PAGES CONTINUE]

Schedule 3a

Company’s Subsidiaries

Company Name	Jurisdiction of Incorporation
Nano Dimension Technologies Ltd.	Israel

Nano Dimension IP Ltd.	Israel

Nano Dimension (HK) Limited	Hong Kong

Nano Dimension USA Inc.	Delaware